# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: E2open Parent Holdings, Inc., CIK 0001800347
CUSIP: 29788T103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14135 MIDWAY ROAD, SUITE G300, ADDISON, Texas (TX), 75001
Date of event which requires filing of this statement: 05/25/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-23-005125
Filed by CIK 0001791786
Persons authorized to receive notices and communications: Legal Department, Elliott Investment Management L.P., 360 S. Rosemary Ave, 18th Floor, West Palm Beach, Florida (FL), 33401, 212-974-6000; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Elliott Investment Management L.P. (CIK 0001791786): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: E2open Parent Holdings, Inc.
Address of issuer's principal executive offices: 14135 MIDWAY ROAD, SUITE G300, ADDISON, Texas (TX), 75001
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on October 16, 2023 (as amended, the "Schedule 13D"). This Amendment No. 2 amends and restates Items 5(a)-(c) and (e), Item 6 and Item 7 and supplements Item 4 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
As disclosed in the Current Report on Form 8-K filed by the Issuer on May 27, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with E2open Holdings, LLC, a Delaware limited liability company ("Holdings"), WiseTech Global Limited, an Australian public company limited by shares ("Parent"), Emerald Parent Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Company Merger Sub") and Emerald Holdings Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Holdings Merger Sub"). Pursuant to the Merger Agreement, Company Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (such merger, the "Company Merger") and Holdings Merger Sub will be merged with and into Holdings, with Holdings surviving as wholly owned subsidiary of Parent (such merger, the "Holdings Merger" and together with the Company Merger, the "Mergers").

On May 25, 2025, the Elliott Funds and The Liverpool Limited Partnership, a wholly-owned subsidiary of Elliott, delivered a stockholder consent to the Issuer adopting the Merger Agreement and approving the transactions contemplated thereby.

In addition, on May 25, 2025, certain affiliates of the Elliott Funds, as parties to that certain Tax Receivable Agreement, dated as of February 4, 2021, by and among the Issuer and other parties thereto (the "TRA"), entered into an amendment to the TRA (the "TRA Amendment") in connection with the execution of the Merger Agreement. The TRA provided for certain payments to the parties thereto by the Issuer, with respect to certain tax attributes, including an accelerated payment in connection with a change of control of the Issuer, which includes the Mergers. The TRA Amendment establishes that the parties to the TRA will be entitled to receive an aggregate amount in cash of $52,500,000 in connection with the closing of the Mergers in full satisfaction of the Issuer's payment obligations under the TRA from and after the entry into the Merger Agreement (including in connection with a change of control of the Issuer) which amount represents a reduction from what the Issuer's contractual change of control obligations would have been under the TRA, absent the TRA Amendment. The foregoing description of the TRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the TRA Amendment which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Class A Common Stock effected by EIM during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto and incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 27, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Amendment No. 2 is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: TRA Amendment, dated May 25, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2025).

## Signatures
- Elliott Investment Management L.P.: /s/ Elliot Greenberg, Elliot Greenberg, Vice President (05/28/2025)